Exhibit 99.1

Afya Limited

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the Afya Participações S.A. headquarters at Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056 on the 23rd day of July, 2021 at 11:00 am Brasilia time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified."

2.	"As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association accessible at the Company’s website at https://ir.afya.com.br, subject to and with effect from Closing (as that term is defined in the share purchase agreement dated on or about 7 June 2021 between CRESCERA EDUCACIONAL II FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA and ERSTE WV GÜTERSLOH GMBH)."

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

Shareholders may participate in the AGM virtually by accessing the link set out in the proxy card attached to this Notice. Participation by a shareholder in the AGM in this manner shall be treated as presence in person at the AGM and such shareholder shall be counted in a quorum and entitled to vote in accordance with Article 18.3 of the Articles of Association of the Company.

The Board of Directors of the Company (the "Board") has fixed the close of business on 24 June 2021 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2020 annual report for the fiscal year ended 31 December 2020 was filed with the U.S. Securities and Exchange Commission on April 30, 2021 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.afya.com.br or from the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir@afya.com.br.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

Chairman of the Board of Directors

/s/ Nicolau Carvalho Esteves

__________________________

Director

Dated: 24th day of June 2021

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy card is attached to this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the Afya Participações S.A. headquarters at Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, or send copies of the foregoing by email to ir@afya.com.br, in each case marked for the attention of Renata Couto, Anibal Sousa and Rodrigo Proença not later than 11:59 pm Brasilia time on the business day prior to the date of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, quorum for the AGM is one or more shareholders present in person or by proxy representing one or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural Person, by its duly authorised representative, shall represent a quorum provided, however, that such a quorum must also include (i) Crescera, for so long as it holds Class B Common Shares, and (ii) the Esteves Family, for so long as it holds Class B Common Shares. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

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